UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Tokyo Lifestyle Co., Ltd., formerly known as Yoshitsu Co., Ltd (the “Company”) is furnishing this report on Form 6-K to provide the six-month interim financial statements for the period ended September 30, 2024 and incorporate such financial statements into the Company’s registration statement referenced below.

The information contained in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File No. 333-281714), and the registration statement on Form F-3 of the Company (File No. 333-274076), as amended, and into the base prospectus and the prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements for the Six Months Ended September 30, 2024 and 2023
99.2	Press Release Titled “Tokyo Lifestyle Co., Ltd. Reports First Six Months of Fiscal Year 2025 Financial Results”
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: December 18, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

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